STURM, RUGER & CO., INC. SOUTHPORT, CONNECTICUT 06890 U.S.A.

August 27, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended April 3, 2010
Definitive Proxy Statement on Schedule 14A filed March 15, 2010
File No. 001-10435

Dear Mr. Hartz:

This letter is in response to your letter of August 18, 2010.  The comment included in your August 18, 2010 letter and our response follow:

Comment 1.

We note your response to comment four issued in our letter dated July 14, 2010.  We reissue the comment.  Since the requested disclosure would be contained in the definitive proxy statement, which is filed after the conclusion of your fiscal year, it is not clear why disclosure of the pre-determined operating results goal used to determine bonus eligibility would constitute forward-looking information.  To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

In future filings, we will disclose the pre-determined operating results goal used to determine bonus eligibility.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 259-7843 ext.33251.

Sincerely,

/s/ Thomas A. Dineen
Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

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